EXHIBIT 99.1

FOR IMMEDIATE RELEASE
Federal Signal Raises Full-Year Outlook after Reporting Double-Digit Growth in Sales, Orders and Earnings in Outstanding Third Quarter
Oak Brook, Illinois, October 31, 2019 — Federal Signal Corporation (NYSE:FSS), a leader in environmental and safety solutions, today reported results for the third quarter ended September 30, 2019.

•	Net sales of $309 million, up $39 million, or 15%, from last year

•	Operating income of $38.6 million, up $8.2 million, or 27%, from last year

•	GAAP EPS of $0.46, up $0.10, or 28%, from last year

•	Adjusted EPS of $0.47, up $0.11, or 31%, from last year

•	Orders of $329 million, up $61 million, or 23%, from last year

•	Raising full-year adjusted EPS* outlook to a new range of $1.70 to $1.76, from the previous range of $1.64 to $1.72
Consolidated net sales for the third quarter were $308.8 million, up $39.4 million, or 15%, versus the same quarter a year ago. Net income for the third quarter was $28.4 million, equal to $0.46 per diluted share, compared to $21.7 million, equal to $0.36 per share, in the prior-year quarter.
The Company also reported adjusted net income for the third quarter of $28.9 million, equal to $0.47 per diluted share, up from $21.7 million, or $0.36 per diluted share, in the third quarter of last year. The Company is reporting adjusted results to facilitate comparisons of underlying performance on a year-over-year basis. A reconciliation of these and other non-GAAP measures is provided at the conclusion of this news release.
Impressive Q3 Results Reflect Significant Increases in Sales, Orders and Earnings
“Our third-quarter operating results benefited from seasonally-strong performance at many of our businesses,” commented Jennifer L. Sherman, President and Chief Executive Officer. “Our third-quarter earnings also included the effects of a low tax rate, which added approximately $0.02 to our EPS, and better-than-expected accretion from MRL. With the team’s intense focus on execution of our strategic initiatives and contributions from MRL, we reported double-digit growth in both net sales and orders, and our operating income was up 27% year-over-year. Each of our groups delivered improved adjusted EBITDA margin performance towards the high end of our target ranges, translating to a consolidated adjusted EBITDA margin in excess of 16%.”
In the Environmental Solutions Group, net sales for the third quarter were $254.0 million, up $37.7 million, or 17%, compared to the prior-year quarter, while in the Safety and Security Systems Group, net sales of $54.8 million were up $1.7 million, or 3%.
Consolidated operating income for the third quarter was $38.6 million, up $8.2 million, or 27%, compared to the prior-year quarter, primarily driven by a $7.6 million increase within the Environmental Solutions Group. Consolidated operating margin was 12.5%, up from 11.3% in the prior-year quarter.
Consolidated adjusted earnings before interest, tax, depreciation and amortization (“adjusted EBITDA”) for the third quarter was $49.8 million, up $10.1 million, or 25%, compared to the prior-year quarter, and consolidated adjusted EBITDA margin was 16.1%, compared to 14.7% last year.
Adjusted EBITDA in the Environmental Solutions Group was $46.0 million, up $9.3 million, or 25%, from the prior-year quarter, and its adjusted EBITDA margin was 18.1%, up from 17.0%. Within the Safety and Security Systems Group, adjusted EBITDA was $9.4 million, up $0.7 million, or 8%, from the prior-year quarter, and its adjusted EBITDA margin was 17.2%, up from 16.4%.

Consolidated orders for the third quarter were $328.8 million, up $60.7 million, or 23%, compared to the prior-year quarter, primarily due to order growth of $55.7 million, or 26%, within the Environmental Solutions Group. Consolidated backlog at September 30, 2019 was $367 million, up $46 million, or 14%, compared to last year.
New Credit Facility Further Strengthens Our Financial Position, Providing Additional Financial Flexibility to Fund Growth Opportunities
Net cash of $33 million was provided by operating activities during the third quarter, increasing year-to-date operating cash generation to $59 million. At September 30, 2019, consolidated debt was $249 million, total cash and cash equivalents were $36 million and the Company had $240 million of availability for borrowings under its new credit facility, which was executed during the third quarter.
“Despite some large cash outflows this quarter, which we had anticipated, our current financial position is stronger than ever,” said Sherman. “With the new credit facility that we executed during the quarter, our healthy cash generation, and our low debt leverage, we have significant financial flexibility to invest in organic growth initiatives and pursue strategic acquisitions, like MRL.”
The Company also funded dividends of $4.9 million during the third quarter, reflecting a dividend of $0.08 per share, and the Board of Directors recently declared a similar dividend that will be payable in the fourth quarter.
Outlook
“Our year-over-year organic order growth this quarter was $21 million, or 8%, driven by ongoing traction on our strategic initiatives and current favorable end-market conditions,” Sherman noted. “With our impressive third quarter results and the strength of our backlog, we are raising our 2019 adjusted EPS* outlook to a new range of $1.70 to $1.76, from a range of $1.64 to $1.72. The new range equates to a year-over-year improvement of between 21% and 25%.”
CONFERENCE CALL
Federal Signal will host its third quarter conference call on Thursday, October 31, 2019 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at www.federalsignal.com or by dialing phone number 1-877-705-6003 and entering the pin number 13695745. A replay will be available on Federal Signal’s website shortly after the call.
About Federal Signal
Federal Signal Corporation (NYSE: FSS) builds and delivers equipment of unmatched quality that moves material, cleans infrastructure, and protects the communities where we work and live. Founded in 1901, Federal Signal is a leading global designer, manufacturer and supplier of products and total solutions that serve municipal, governmental, industrial and commercial customers. Headquartered in Oak Brook, Ill., with manufacturing facilities worldwide, the Company operates two groups: Environmental Solutions and Safety and Security Systems. For more information on Federal Signal, visit: www.federalsignal.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions; product and price competition; supplier and raw material prices; risks associated with acquisitions such as integration of operations and achieving anticipated revenue and cost benefits; foreign currency exchange rate changes; interest rate changes; increased legal expenses and litigation results; legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.
Contact: Ian Hudson, Chief Financial Officer, +1-630-954-2000, ihudson@federalsignal.com
* Adjusted EPS is a non-GAAP measure, which includes certain adjustments to reported GAAP net income and diluted EPS. Our outlook assumes certain adjustments to exclude the impact of acquisition and integration-related expenses and purchase accounting effects, where applicable. In 2018, we also made adjustments to exclude the impact of hearing loss settlement charges and special tax items, where applicable. Should any similar items occur during 2019, we would expect to exclude them from the determination of adjusted EPS. However, because of the underlying uncertainty in quantifying amounts which may not yet be known, a reconciliation of our Adjusted EPS outlook to the most applicable GAAP measure is excluded based on the unreasonable efforts exception in Item 10(e)(1)(i)(B). In addition, to facilitate comparisons with prior periods, when reporting our interim and annual non-GAAP results in 2019, we are adjusting our previously-issued non-GAAP results for 2018 to exclude the recognition of a deferred gain, which will no longer occur in 2019 following the adoption of the new lease accounting standard. On this basis, Adjusted EPS for 2018 would have been $1.41. See Exhibit 99.1 to the Form 10-K for the year ended December 31, 2018 for the associated non-GAAP reconciliation.

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except per share data)	2019	2018	2019	2018
Net sales	$308.8	$269.4	$906.9	$810.1
Cost of sales	226.8	200.4	665.6	600.0
Gross profit	82.0	69.0	241.3	210.1
Selling, engineering, general and administrative expenses	43.0	38.2	128.7	120.7
Acquisition and integration-related expenses	0.4	0.4	1.9	1.3
Operating income	38.6	30.4	110.7	88.1
Interest expense	2.1	2.2	6.1	7.2
Other expense, net	0.2	—	0.5	0.5
Income before income taxes	36.3	28.2	104.1	80.4
Income tax expense	7.9	6.5	25.4	18.9
Net income	$28.4	$21.7	$78.7	$61.5
Earnings per share:
Basic	$0.47	$0.36	$1.31	$1.03
Diluted	$0.46	$0.36	$1.28	$1.01
Weighted average common shares outstanding:
Basic	60.2	60.0	60.1	59.9
Diluted	61.4	61.1	61.3	61.0
Cash dividends declared per common share	$0.08	$0.08	$0.24	$0.23

Operating data:
Operating margin	12.5%	11.3%	12.2%	10.9%
Adjusted EBITDA	$49.8	$39.7	$142.8	$116.0
Adjusted EBITDA margin	16.1%	14.7%	15.7%	14.3%
Total orders	$328.8	$268.1	$935.8	$875.4
Backlog	366.9	320.6	366.9	320.6
Depreciation and amortization	10.8	9.4	30.1	27.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS

	September 30, 2019	December 31, 2018
(in millions, except per share data)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$35.9	$37.4
Accounts receivable, net of allowances for doubtful accounts of $2.4 and $1.6, respectively	142.5	124.4
Inventories	189.1	157.3
Prepaid expenses and other current assets	12.7	9.4
Total current assets	380.2	328.5
Properties and equipment, net of accumulated depreciation of $123.3 and $116.0, respectively	81.1	62.0
Rental equipment, net of accumulated depreciation of $42.1 and $30.0, respectively	111.7	96.6
Operating lease right-of-use assets	28.5	—
Goodwill	392.1	375.1
Intangible assets, net of accumulated amortization of $19.7 and $13.4, respectively	165.1	143.1
Deferred tax assets	10.4	12.5
Deferred charges and other long-term assets	4.1	5.6
Long-term assets of discontinued operations	0.4	0.4
Total assets	$1,173.6	$1,023.8
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term borrowings and finance lease obligations	$0.2	$0.2
Accounts payable	70.5	66.1
Customer deposits	12.7	10.1
Accrued liabilities:
Compensation and withholding taxes	30.2	29.5
Other current liabilities	50.2	52.7
Current liabilities of discontinued operations	0.2	0.2
Total current liabilities	164.0	158.8
Long-term borrowings and finance lease obligations	249.1	209.9
Long-term operating lease liabilities	21.9	—
Long-term pension and other postretirement benefit liabilities	54.4	54.6
Deferred gain	—	6.8
Deferred tax liabilities	56.6	46.3
Other long-term liabilities	22.2	15.9
Long-term liabilities of discontinued operations	1.2	1.4
Total liabilities	569.4	493.7
Stockholders’ equity:
Common stock, $1 par value per share, 90.0 shares authorized, 66.9 and 66.4 shares issued, respectively	66.9	66.4
Capital in excess of par value	225.5	217.0
Retained earnings	503.2	432.5
Treasury stock, at cost, 6.4 and 6.2 shares, respectively	(92.6)	(88.5)
Accumulated other comprehensive loss	(98.8)	(97.3)
Total stockholders’ equity	604.2	530.1
Total liabilities and stockholders’ equity	$1,173.6	$1,023.8

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Nine Months Ended September 30,
(in millions)	2019	2018
Operating activities:
Net income	$78.7	$61.5
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	30.1	27.0
Deferred financing costs	0.3	0.3
Deferred gain	—	(1.4)
Stock-based compensation expense	5.9	5.8
Pension expense, net of funding	(0.1)	(7.6)
Changes in fair value of contingent consideration and deferred payment	0.8	0.8
Payments for acquisition-related activity	(3.1)	—
Deferred income taxes	8.6	1.8
Changes in operating assets and liabilities	(62.6)	(16.4)
Net cash provided by operating activities	58.6	71.8
Investing activities:
Purchases of properties and equipment	(21.2)	(10.1)
(Payments for) proceeds from acquisition-related activity	(49.6)	3.0
Other, net	0.5	—
Net cash used for investing activities	(70.3)	(7.1)
Financing activities:
Increase (decrease) in revolving lines of credit, net	37.5	(53.6)
Payments of debt financing fees	(1.0)	—
Purchases of treasury stock	(1.0)	—
Redemptions of common stock to satisfy withholding taxes related to stock-based compensation	(1.9)	(0.4)
Payments for acquisition-related activity	(10.3)	—
Cash dividends paid to stockholders	(14.5)	(13.8)
Proceeds from stock-based compensation activity	1.7	1.1
Other, net	—	0.1
Net cash provided by (used for) financing activities	10.5	(66.6)
Effects of foreign exchange rate changes on cash and cash equivalents	(0.3)	(0.6)
Decrease in cash and cash equivalents	(1.5)	(2.5)
Cash and cash equivalents at beginning of year	37.4	37.5
Cash and cash equivalents at end of period	$35.9	$35.0

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES
GROUP RESULTS (Unaudited)
The following tables summarize group operating results as of and for the three and nine months ended September 30, 2019 and 2018:
Environmental Solutions Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2019	2018	Change	2019	2018	Change
Net sales	$254.0	$216.3	$37.7	$740.7	$646.2	$94.5
Operating income	35.9	28.3	7.6	106.4	86.1	20.3
Adjusted EBITDA	46.0	36.7	9.3	135.1	110.9	24.2
Operating data:
Operating margin	14.1%	13.1%	1.0%	14.4%	13.3%	1.1%
Adjusted EBITDA margin	18.1%	17.0%	1.1%	18.2%	17.2%	1.0%
Total orders	$270.2	$214.5	$55.7	$767.1	$706.2	$60.9
Backlog	337.8	289.6	48.2	337.8	289.6	48.2
Depreciation and amortization	10.0	8.4	1.6	27.5	24.1	3.4
Safety and Security Systems Group

	Three Months Ended September 30,			Nine Months Ended September 30,
($ in millions)	2019	2018	Change	2019	2018	Change
Net sales	$54.8	$53.1	$1.7	$166.2	$163.9	$2.3
Operating income	8.6	8.0	0.6	26.8	22.3	4.5
Adjusted EBITDA	9.4	8.7	0.7	29.3	24.5	4.8
Operating data:
Operating margin	15.7%	15.1%	0.6%	16.1%	13.6%	2.5%
Adjusted EBITDA margin	17.2%	16.4%	0.8%	17.6%	14.9%	2.7%
Total orders	$58.6	$53.6	$5.0	$168.7	$169.2	$(0.5)
Backlog	29.1	31.0	(1.9)	29.1	31.0	(1.9)
Depreciation and amortization	0.8	0.9	(0.1)	2.5	2.8	(0.3)
Corporate Expenses
Corporate operating expenses were $5.9 million and $5.9 million for the three months ended September 30, 2019 and 2018, respectively. For the nine months ended September 30, 2019 and 2018, corporate operating expenses were $22.5 million and $20.3 million, respectively.

SEC REGULATION G NON-GAAP RECONCILIATION
The financial measures presented below are unaudited and are not in accordance with U.S. generally accepted accounting principles (“GAAP”). The non-GAAP financial information presented herein should be considered supplemental to, and not a substitute for, or superior to, financial measures calculated in accordance with GAAP. The Company has provided this supplemental information to investors, analysts, and other interested parties to enable them to perform additional analyses of operating results, to illustrate the results of operations giving effect to the non-GAAP adjustments shown in the reconciliations below, and to provide an additional measure of performance which management considers in operating the business.
Impact of New Lease Accounting Standard on Non-GAAP Measures:
Effective January 1, 2019, the Company adopted the new lease accounting standard, which resulted in a change to the Company’s recognition of the deferred gain associated with historical sale lease-back transactions. Prior to 2019, the deferred gain, which initially totaled $29.0 million, was being recognized through the Consolidated Statement of Operations on a straight-line basis over the 15-year lease term. As a result, approximately $1.9 million of the deferred gain had been recognized each year since 2008, of which approximately $1.1 million and $0.8 million had been recognized within the Environmental Solutions Group and Safety and Security Systems Group, respectively. Effective in 2019, the Company no longer recognizes any portion of the gain through the Consolidated Statement of Operations, and recognized the remaining deferred gain balance, net of the related deferred tax asset, as a cumulative effect adjustment to opening retained earnings. To facilitate comparisons with prior periods, we have revised our previously-issued non-GAAP results for the three and nine months ended September 30, 2018 to exclude the recognition of this deferred gain.
Adjusted Net Income and Earnings Per Share (“EPS”):
The Company believes that modifying its 2019 and 2018 net income and diluted EPS provides additional measures which are representative of the Company’s underlying performance and improves the comparability of results across reporting periods. During the three and nine months ended September 30, 2019 and 2018 adjustments were made to reported GAAP net income and diluted EPS to exclude the impact of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2019	2018	2019	2018
Net income	$28.4	$21.7	$78.7	$61.5
Add:
Income tax expense	7.9	6.5	25.4	18.9
Income before income taxes	36.3	28.2	104.1	80.4
Add:
Acquisition and integration-related expenses	0.4	0.4	1.9	1.3
Purchase accounting effects (a)	0.2	0.1	0.5	1.1
Hearing loss settlement charges	—	—	—	0.4
Adjusted income before income taxes	36.9	28.7	106.5	83.2
Adjusted income tax expense (b)	(8.0)	(6.6)	(25.9)	(19.5)
Adjusted net income	$28.9	$22.1	$80.6	$63.7
Less:
Deferred gain recognition, net of income tax expense	—	(0.4)	—	(1.2)
Adjusted net income, as revised	$28.9	$21.7	80.6	62.5

	Three Months Ended September 30,		Nine Months Ended September 30,
(dollars per diluted share)	2019	2018	2019	2018
EPS, as reported	$0.46	$0.36	$1.28	$1.01
Add:
Income tax expense	0.13	0.10	0.41	0.31
Income before income taxes	0.59	0.46	1.69	1.32
Add:
Acquisition and integration-related expenses	0.01	0.01	0.03	0.02
Purchase accounting effects (a)	0.00	0.00	0.01	0.02
Hearing loss settlement charges	—	—	—	0.00
Adjusted income before income taxes	0.60	0.47	1.73	1.36
Adjusted income tax expense (b)	(0.13)	(0.11)	(0.42)	(0.32)
Adjusted EPS	$0.47	$0.36	$1.31	$1.04
Less:
Deferred gain recognition, net of income tax expense	—	0.00	—	(0.01)
Adjusted EPS, as revised	0.47	0.36	$1.31	$1.03

(a)
Purchase accounting effects relate to adjustments to exclude the step-up in the valuation of acquired JJE equipment that was sold subsequent to the acquisition in the three and nine months ended September 30, 2019 and 2018, as well as to exclude the depreciation of the step-up in the valuation of the rental fleet acquired.

(b)
Adjusted income tax expense for the three and nine months ended September 30, 2019 and 2018 was recomputed after excluding the impact of acquisition and integration-related expenses, purchase accounting effects and hearing loss settlement charges, where applicable.

Adjusted EBITDA and Adjusted EBITDA Margin:
The Company uses adjusted EBITDA and the ratio of adjusted EBITDA to net sales (“adjusted EBITDA margin”), at both the consolidated and segment level, as additional measures which are representative of its underlying performance and to improve the comparability of results across reporting periods. We believe that investors use versions of these metrics in a similar manner. For these reasons, the Company believes that adjusted EBITDA and adjusted EBITDA margin, at both the consolidated and segment level, are meaningful metrics to investors in evaluating the Company’s underlying financial performance.
Consolidated adjusted EBITDA is a non-GAAP measure that represents the total of net income, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense. Consolidated adjusted EBITDA margin is a non-GAAP measure that represents the total of net income, interest expense, hearing loss settlement charges, acquisition and integration-related expenses, purchase accounting effects, other income/expense, income tax expense, and depreciation and amortization expense divided by net sales for the applicable period(s).

Segment adjusted EBITDA is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable. Segment adjusted EBITDA margin is a non-GAAP measure that represents the total of segment operating income, acquisition and integration-related expenses, purchase accounting effects and depreciation and amortization expense, as applicable, divided by net sales for the applicable period(s). Segment operating income includes all revenues, costs and expenses directly related to the segment involved. In determining segment income, neither corporate nor interest expenses are included. Segment depreciation and amortization expense relates to those assets, both tangible and intangible, that are utilized by the respective segment.
Other companies may use different methods to calculate adjusted EBITDA and adjusted EBITDA margin.
Consolidated
The following table summarizes the Company’s consolidated adjusted EBITDA and adjusted EBITDA margin and reconciles net income to consolidated adjusted EBITDA for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2019	2018	2019	2018
Net income	$28.4	$21.7	$78.7	$61.5
Add:
Interest expense	2.1	2.2	6.1	7.2
Hearing loss settlement charges	—	—	—	0.4
Acquisition and integration-related expenses	0.4	0.4	1.9	1.3
Purchase accounting effects*	—	—	0.1	0.7
Other expense, net	0.2	—	0.5	0.5
Income tax expense	7.9	6.5	25.4	18.9
Depreciation and amortization	10.8	9.4	30.1	27.0
Consolidated adjusted EBITDA	$49.8	$40.2	$142.8	$117.5
Less:
Deferred gain recognition	—	(0.5)	$—	$(1.5)
Consolidated adjusted EBITDA, as revised	$49.8	$39.7	$142.8	$116.0

Net sales	$308.8	$269.4	$906.9	$810.1

Consolidated adjusted EBITDA margin	16.1%	14.9%	15.7%	14.5%
Consolidated adjusted EBITDA margin, as revised	16.1%	14.7%	15.7%	14.3%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.2 million and $0.1 million for the three months ended September 30, 2019 and 2018, and $0.4 million and $0.4 million for the nine months ended September 30, 2019 and 2018, respectively.

Environmental Solutions Group
The following table summarizes the Environmental Solutions Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2019	2018	2019	2018
Operating income	$35.9	$28.3	$106.4	$86.1
Add:
Acquisition and integration-related expenses	0.1	0.3	1.1	0.9
Purchase accounting effects*	—	—	0.1	0.7
Depreciation and amortization	10.0	8.4	27.5	24.1
Adjusted EBITDA	$46.0	$37.0	$135.1	$111.8
Less:
Deferred gain recognition	—	(0.3)	—	(0.9)
Adjusted EBITDA, as revised	$46.0	$36.7	$135.1	$110.9

Net sales	$254.0	$216.3	$740.7	$646.2

Adjusted EBITDA margin	18.1%	17.1%	18.2%	17.3%
Adjusted EBITDA margin, as revised	18.1%	17.0%	18.2%	17.2%
* Excludes purchase accounting expenses reflected in depreciation and amortization of $0.2 million and $0.1 million for the three months ended September 30, 2019 and 2018, and $0.4 million and $0.4 million for the nine months ended September 30, 2019 and 2018, respectively.

Safety and Security Systems Group
The following table summarizes the Safety and Security Systems Group’s adjusted EBITDA and adjusted EBITDA margin and reconciles operating income to adjusted EBITDA for the three and nine months ended September 30, 2019 and 2018:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in millions)	2019	2018	2019	2018
Operating income	$8.6	$8.0	$26.8	$22.3
Add:
Depreciation and amortization	0.8	0.9	2.5	2.8
Adjusted EBITDA	$9.4	$8.9	$29.3	$25.1
Less:
Deferred gain recognition	—	(0.2)	—	(0.6)
Adjusted EBITDA, as revised	$9.4	$8.7	$29.3	$24.5

Net sales	$54.8	$53.1	$166.2	$163.9

Adjusted EBITDA margin	17.2%	16.8%	17.6%	15.3%
Adjusted EBITDA margin, as revised	17.2%	16.4%	17.6%	14.9%